U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

             [ ] Form 10-K [ ] Form 20F [ ] Form 11-K [X] Form 10-Q
                                 [ ] Form N-SAR

                     For the Period Ended March 31, 2002.

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                For the Transition Period Ended ________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant: BEAR LAKE RECREATION, INC.

     Address of Principal and Executive Offices:

                   66 Exchange Place, Salt Lake City, UT 84111

                       PART II - RULES 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [X] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     Unaudited financial statements have just been received by the Company and the Company is in the process of preparing the 10-QSB.

                           PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this notification:

Thomas J. Howells
5525 S. 900 E., Suite 110
Salt Lake City, UT  84117
Telephone: (801) 262-8844

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     BEAR LAKE RECREATION, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: 5/15/02                       /S/ FRANK GILLEN
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                                    Frank Gillen
                                    President and Director